BUKER, JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

www.corplaw.net

RICHARD W. JONES	Telephone 770-804-0500
email: jones@corplaw.net	Facsimile 770-804-0509

November 9, 2006

VIA OVERNIGHT MAIL

Mr. Christian Windsor, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Timothy A. Geishecker

Re:	NB Telecom, Inc. – Registration Statement Form SB-2 (File No. 333-134073)
[BJ&H File No. 3469.01]

Dear Mr. Geishecker:

This firm represents NB Telecom, Inc., which filed a Form SB-2 Registration Statement on May 12, 2006. Your office provided comments to the filing by your letter dated June 8, 2006 (the “Comment Letter”). In your comment letter, you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your comment letter and which provides any supplemental information requested. At this time, we are submitting, on behalf of the Registrant, Amendment No. 1 to the Registration Statement on Form SB-2, and we are also forwarding a redline copy of the Registration Statement which discloses changes from the original filing. The purpose of this letter is to facilitate your review by providing responses to your comment letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

General

1.            This letter will serve as the cover letter requested and will be attached to the Edgar filing as “correspondence.”

2.          The financial information presented has been modified so that financial information is the same as that which predominates in the filing.

3.	A section entitled Description of Property has been added on page 29.

4.            A section entitled Legal Proceedings which provides the information required by Item 103 of Regulation SB has been added on page 29.

{A0035579.DOC}

Mr. Christian Windsor, Special Counsel

November 9, 2006

5.            Changes have been made throughout the Registration statement to note that the Registrant will promptly return funds in the event of a termination of the Rights Offering.

6.           We note supplementally that Mr. Burton will only provide rights holders with information contained in a valid Section 10 Prospectus. This offer was made in order to assist rights holders with questions they may have on logistical issues about the rights offering, such as how, when and where they may exercise their rights, but if the staff feels this offer to provide information is not desirable we will remove it.

Summary, Page 1

7.          A section has been added to the Summary entitled Summary Financial Information, and this section discloses the registrant’s recent history of losses and its revenues for the last two (2) years, as well as for the six (6) months ending June 30, 2006. The size of the Registrant’s operations in Pennsylvania are discussed in the summary under the heading “The Company”.

Spin-off, Page 2

8.          Duplicate paragraphs have been eliminated and headings have been revised to clearly present the disclosure contained in the section.

Rights Offering, Page 4

9.          Repetitive information has been removed from this section and the section has been revised to discuss material terms of the rights offering more concisely.

10.        Any implication that an escrow agent will be used for the rights offering is incorrect and any such references have been removed. No escrow will be established and no escrow agent will be engaged in connection with the rights offering. The disclosure has been changed to reflect this fact as well as the bank where funds may be wired.

11.          No standby underwriter will be used in connection with the rights offering, and the disclosure has been modified to indicate that no underwriter will be used in connection with the rights offering.

Forward Looking Statements, Page 6

12.        The Registration Statement has been revised to move the disclosure on Forward Looking Statements and Information on Where Additional Information Can Be Found to follow the Risk Factor Section.

Risk Factors, Page 7

13.	The last two sentences of the risk factors introduction have been deleted.

{A0035579.DOC}

Mr. Christian Windsor, Special Counsel

November 9, 2006

14.        The Risk Factor Section has been revised to eliminate “assurance” type phrasing and to state specifically the real risks being discussed.

15.        A Risk Factor has been added that discusses the fact that since there is no minimum amount that must be subscribed, a rights holder may be one of only a few investors who will be investing in the Company and that the Company continues to require additional funding.

16.        A new Risk Factor has been added that warns those who exercise their stock rights will lose the use of their funds for a period of time if the offering is terminated. As previously indicated, funds from the exercise of rights will not be placed in escrow and will only be returned if the Registrant terminates the rights offering, which management does not anticipate.

Unless We can Reverse our History of Losses, we may have to discontinue..., Page 7

17.	The Risk Factors noted have been combined.

We will face Risks encountered by companies that may be..., Page 7

18.        Risk Factors that were too generic have been eliminated and others have been amended to apply more specifically to the Registrant’s facts. We believe that the Risk Factor headed “The combined market value of the common stock” is not too generic because it discusses specifically the Registrant’s fact situation.

If the Spin-off is determined to be a taxable transaction, you and USIP..., Page 10

19.	A tax opinion will be provided as Exhibit 8.1 to the Registration Statement.

If you do not act promptly..., Page 12

20.	The identified risk factors were combined.

Trading between the Record Date and the Distribution Date..., Page 14

21.	This section has been revised to clarify which companies’ shares are being referenced.

Relationship between USIP and us after the Spin-off...., Page 15

22.        The disclosure has been modified to note that USIP’s board of directors may not provide its stockholders with notice that it may waive the conditions precedent to the spinoff.

Use of Proceeds, Page 21

23.        This section has been changed to reflect that less than $600,000 may be received in the rights offering. The Registrant currently does not have specific plans for the use of funds and therefore it is indicated that the proceeds from the exercise of the rights will be added to working capital.

{A0035579.DOC}

Mr. Christian Windsor, Special Counsel

November 9, 2006

Capitalization, Page 21

24.        A new table has been added reflecting capitalization at various levels of participation in the rights offering, as requested.

Dilution, Page 21

25.        Your comment is correct. The correct number of outstanding shares should be 52,632,222. This change has been made and all numbers affected by this revision has been changed.

Plan of Operation, Page 22

26.        A new MD&A section has been added that provides a full description of the Registrant’s financial condition, changes in financial condition, and results of operation.

27.        We note your comment and we have removed the statement that management believes the Company will ultimately be profitable from the noted risk factor.

28.          The impact of the rights offering and the status of loans from third parties has been discussed more specifically in the MD&A section.

Business Plan, Page 22

29.        The Business Plan Section has been revised to avoid technical jargon and the use of parenthetical terms, where possible, consistent with the goal of not confusing the reader.

Regulation in Dial Around Compensation, Page 23

30.        This section has been revised to update the current dial around compensation rules and how dial around compensation affects the Company.

Customers, Sales and Marketing, Page 24

31.        This section has been revised to disclose the average amount paid to location line owners. We made no payment to location owners.

Competition, Page 25

32.        We have provided new risk factors dealing with wireless phones and dial around compensation.

{A0035579.DOC}

Mr. Christian Windsor, Special Counsel

November 9, 2006

                Our Employees, Page 25

33.        This section has been revised to clarify more specifically the company’s employee information.

Audit Committee, Page 26

34.        This section has been revised to explain why the Registrant does not have a financial expert in accordance with item 401(e) of Regulation SB.

Principal Stockholders, Page 27

35.        This disclosure has been modified to identify the owner of Greenwich Holdings, LLC in a footnote to the table.

Preferred Stock, Page 28

36.        A new risk factor has been added that discusses the risks associated with the ability of the board of directors to issue preferred stock.

Independent Auditor’s Report, Page F-1

37.        A revised auditor’s report has been added that discusses the recurring losses and other uncertainties that raise doubts about the registrant’s ability to continue as a growing concern.

Item No. 27 – Exhibits

38.	A legal opinion in accordance with Item 601(b)(5) has been added as Exhibit No. 5.0.

39.	All material contracts have been included as Exhibit No. 10.

Financial Statements - General

40.        The Financial Statements have been revised to include financial statements for the period ended June 30, 2006.

Note 1 – Nature of Business and summary of Significant Accounting Policies

41.        Prior to the spin-off, common expenses have been minimal as they were paid by USIP. Following the spin-off, such expenses will be paid by the Company, and therefore management expects these expenses to increase. The applicable disclosure in the registration statement have been changed to reflect these facts.

{A0035579.DOC}

Mr. Christian Windsor, Special Counsel

November 9, 2006

42.          The financial statements have been restated to include the salary for Paul Kelly as of 2004 and 2005. This expense is reflected in the statement of operations under the line item of Salaries and wages. See also the explanation under Note 1

43.          To date Mr. Burton has not received any compensation from the Company in connection with his role as an officer and director of the Company. In the future, as operations change, Mr. Burton’s status will be reevaluated and any compensation earned at that time will be reflected in the financial statements for the period in which it is earned.

44.          As of the effective date of the spin-off, one share of NB Telecom will be issued for every share of USIP common stock outstanding. A proforma footnote reflecting this information has been prepared and included in the financial statements.

Note 9 – Going Concern, Page F-12

45.        This note has been revised to more clearly disclose management’s plan and specific action being taken to alleviate substantial doubt about the company’s ability to continue as a going concern.

We hope these comments are helpful in facilitating your review of the amended registration statement and we appreciate your responsiveness to our filing. If you should have any questions or if you need any clarification on the issues discussed in this letter, please do not hesitate to contact me at the telephone number noted above.

Very truly yours,

BUKER, JONES & HALEY, P.C.

By: /s/ Richard W. Jones

Richard W. Jones

RWJ:jem

{A0035579.DOC}